

January 4, 2012

Via E-mail
Jianhua Zhu
Chairman and Chief Executive Officer
China Digital TV Holding Co., Ltd.
Jingmeng High-Tech Building B, 4th Floor
No. 5 Shangdi East Road
Haidian District, Beijing 100085
People's Republic of China

>   **Re: China Digital TV Holding Co., Ltd.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2010**
>   **Filed May 12, 2011**
>   **File No. 001-33692**

Dear Mr. Jianhua Zhu:

We have reviewed your letter dated November 23, 2011 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 10, 2011.

Form 20-F for the Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements

Note 1. Organization and Principal Activities

VIE contractual arrangements, page F-7

1.   You indicate in response to prior comment 1 that N-S Digital TV and its shareholders have undertaken to Super TV certain supplemental agreements in writing. Please provide us with the following information regarding these agreements:

- Tell us where these agreements have been filed as exhibits. Refer to Instructions as to Exhibits on Form 20-F. If not yet filed, please consider your filing obligation and supplementally provide copies to us in English;

- Explain the facts and circumstances leading to the business purpose for entering into these agreements. Tell us when N-S Digital TV and its shareholders agreed to the undertaking in relation to when each of the underlying VIE Contracts were entered into. Explain why the undertaking was separately agreed to, rather than included within the terms of the original contracts; and

- Explain why you specify that your PRC counsel has advised you that the undertaking is enforceable under the PRC law that is <u>currently in effect</u>. That is, tell us whether there is any material risk that the PRC law could change, and if so, whether this risk should be disclosed.

2. You indicate in response to prior comment 1 that Super TV has effective control over N-S Digital TV based on Super TV's nomination and voting rights through the Business Operating Agreement. Once the members of the board of directors or senior management have been appointed, tell us whether they have the power to direct the activities of variable interest entity that most significantly impact the entity's economic performance without your consent or by nonrenewal or termination of significant contracts. That is, explain how Super TV can control the actions of these members subsequent to being placed in their respective positions.

3. We note that the Share Pledge Agreements and Powers of Attorney may terminate upon termination of the Loan Agreements, when the parties have fulfilled their respective obligations. Explain the consequences of the shareholders of N-S Digital TV repaying the loans. Describe the significance of the Share Pledge Agreements and Powers of Attorney. Please provide your analysis of whether this right (i.e., as a result of fulfilling its loan obligation) represents, in substance, a kick-out right for the shareholders of N-S Digital TV.

You may contact Melissa Walsh at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief

cc: Via E-Mail
        William Chua, Sullivan & Cromwell LLP